Exhibit 99.1

SilverCrest Announces 2012 Financial Results
Cash Flow from Operations of $40.1 million ($0.44 per share)
Net Earnings $30.5 million ($0.33 per share)

TSX-V: SVL NYSE MKT: SVLC	For Immediate Release

VANCOUVER, BC – March 14, 2013 – SilverCrest Mines Inc. (the “Company”) is pleased to announce its audited consolidated financial results for the year and fourth quarter ended December 31, 2012 (all figures in U.S. dollars unless otherwise specified).  The information in this news release should be read in conjunction with the Company's audited consolidated financial statements for the year ended December 31, 2012 and associated management discussion and analysis (“MD&A”) which are available from the Company's website at www.silvercrestmines.com and under the Company's profile on SEDAR at www.sedar.com.

2012 YEAR END FINANCIAL HIGHLIGHTS:

●	Cash flow from operations (1)	$40.1 million ($0.44 per share)
●	Cash operating cost per silver equivalent ounce sold(2)	$7.39
●	Revenues reported - IFRS (3)	$70.5 million
●	Mine operating earnings	$46.3 million
●	Net earnings	$30.5 million ($0.33 per share)
●	Cash, cash equivalents and short term investments	$48.1 million (at Dec. 31, 2012)
●	Working capital	$55.2 million (at Dec. 31, 2012)
●	Bought deal financing proceeds	$34.5 million
●	Retirement of the Hedging Facility	$23.3 million (Completely un-hedged producer)

J. Scott Drever, President stated; “We are extremely pleased with the financial performance achieved in 2012. It is rewarding to deliver strong financial results that mirror Santa Elena’s production performance.  Our management group in Vancouver and operating team in Mexico continue to do an excellent job and should be congratulated for achieving cash flow of $0.44 per share and earnings of $0.33 per share. We look forward to another strong financial year in 2013, with an expected increase in silver production to 625,000 ounces, consistent gold production at 33,000 ounces and cash costs remaining steady at or below $8.50 per silver equivalent ounce”.

FINANCIAL AND OPERATING HIGHLIGHTS:		Q4 2012		Q4 2011		2012		2011
Cash flow from operations (1)		$10,591,964		$6,822,618		$40,080,605		$14,652,374
Cash flow from operations (1) per share		$0.11		$0.08		$0.44		$0.19
Cash operating cost per silver equivalent ounce sold (2)		$8.05		$5.65		$7.39		$6.07
Revenues (3)
Silver revenue		$5,496,056		$3,812,535		$18,595,436		$12,086,871
Gold revenue – cash basis		$12,113,893		$8,189,781		$44,861,498		$19,752,954
		$17,609,949		$12,002,316		$63,456,934		$31,839,825
Gold revenue – non cash
- adjustment to market spot price (4)		$-		$5,527,824		$4,448,553		$13,081,984
- amortization of deferred revenue		$633,783		$728,209		$2,614,598		$1,804,352
		$18,243,732		$18,258,349		$70,520,085		$46,726,161
Capitalized to Santa Elena Mine		-		-		-		$(4,856,037)
Revenues reported		$18,243,732		$18,258,349		$70,520,085		$41,870,124
Cost of sales	$	(5,156,489)	$	(3,764,200)		$(18,307,681)	$	(9,526,888)
Depletion, depreciation and accretion	$	(1,484,549)	$	(1,528,869)	$	(5,931,042)	$	(3,386,674)
Mine operating earnings		$11,602,694		$12,965,279		$46,281,362		$28,956,562
Gain (loss) on derivative instruments		$1,569,370		$908,683	$	(3,839,146)		$(11,497,957)
Other net income (expenses)	$	(2,269,036)	$	(2,661,503)	$	(6,549,472)	$	(6,653,186)
Tax recovery (expense)		$2,713,000		$(1,349,000)	$	(5,417,000)		$(1,349,000)
Net earnings		$13,616,028		$9,863,459		$30,475,744		$9,456,419
Exchange (loss) gain on translation to US Dollars	$	(300,900)		$520,196		$561,523		$(1,022,390)
Comprehensive earnings		$13,315,128		$10,383,655		$31,037,267		$8,434,029
Weighted average number of common shares outstanding		100,441,504		86,663,595		91,959,307		78,909,624
Earnings per share – basic		$0.14		$0.11		$0.33		$0.12
Earnings per share – diluted		$0.13		$0.11		$0.32		$0.11
Silver ounces sold		171,714		120,199		588,312		344,724
Gold ounces sold		8,444		9,702		34,834		23,962
Silver equivalent ounces sold (2)		640,856		666,303		2,477,623		1,570,106
Ag : Au Ratio (2)	55.6:1		56.3:1		54.3:1		50.4:1

(1) Cash flow from operations before changes in working capital items.
(2) This is a Non-IFRS performance measure. Silver equivalence is a weighted volume average based on market spot prices per ounce of gold and silver at the quarter end dates. The 2011 number excludes the costs and ounces sold in the first quarter of 2011, as prior to commercial production date of April 1, 2011 operating revenues and expenses were capitalized to the Santa Elena Mine.
(3) IFRS 18 – Revenue should be recorded at its fair value, which for gold and silver is the market spot price on the date revenue is recognized.
(4) With the Hedging Facility fully repaid in November, 2012, this non-cash adjustment will be eliminated in future reporting periods.

Fourth Quarter ended December 31, 2012

Net earnings were $13,616,028 ($0.14 per share basic) for the fourth quarter compared with $9,863,459 ($0.11 per share basic) in 2011. The increase in net earnings was mainly driven by a reduction in annual Mexican income tax estimate. The settlement of the Hedging Facility during the fourth quarter made the Company eligible for current income tax deduction.

Silver and gold revenues totalled $18,243,732 (2011 - $18,258,349) in the fourth quarter. Silver and gold revenues on a cash basis increased by 47% to $17,609,949 (2011 - $12,002,316), from record silver sales and more gold sales realized at market spot prices. Silver sales were a quarterly record of 171,714 ounces (2011 – 120,199), or 43% higher than during the same period in 2011. The average realized price received was consistent at $32 (2011 - $32) per ounce.

Gold sales were 8,444 ounces (2011 – 9,702) or 13% below 2011. The Company sold 6,755 gold ounces (2011 – 400) at market spot realized prices of $1,706 (2011 - $1,744) per ounce.  There were no gold ounces (2011 – 7,362) delivered into the Hedging Facility at $926.50 per ounce as the Facility was settled in cash from a portion of the proceeds of the $34.5 million prospectus offering. The Company delivered 1,689 gold ounces (2011 – 1,940) to Sandstorm at $350 per ounce. Non-cash gold revenues attributed to deferred revenue totaled $633,783 (2011 - $728,209). The non-cash amount attributed to the Hedging Facility deliveries in the fourth quarter was $nil (2011 - $5,527,824). The non-cash amounts with respect to the Hedging Facility represented the difference between the market spot price at the date of delivery of gold (2011- average realized price of $1,676 per ounce) and the hedge price of $926.50 per ounce settled.

Cost of sales amounted to $5,156,489 (2011 - $3,764,200). Cash cost per silver equivalent ounce sold amounted to $8.05, Au:Ag 55.6:1 (2011 - $5.65, (Au:Ag 56.3:1), Corporate market guidance for 2012 was $8.20 per silver equivalent ounce, (Au:Ag 55:1)) (This is a NON-IFRS Performance Measure). The main drivers in the increase of cash cost per silver equivalent ounce sold from previous 2012 quarters were higher overall operating costs based on lower grade ore mined using a lower cutoff grade (0.2 gpt Au equivalent versus 0.38 used in 2011), and salary and other benefit increases, which corresponded to an increase in the average silver equivalent ounce value loaded on the leach pad and recorded in cost of sales. General and administrative expenses increased to $2,106,039 (2011 - $1,705,554) primarily due to an increase in remuneration, bonus payments and regulatory expenses for now being dual listed on the TSX-V and NYSE MKT.

In the fourth quarter, current income tax recovery (expense) amounted to $3,494,000 (2011 – ($985,000)), mainly from the eligible deduction for income tax purposes of the Hedging Facility cash settlement. Deferred tax expense amounted to $781,000 (2011 – $364,000), primarily from recognizing an income tax deduction on exploration drilling and related costs incurred during the quarter at Santa Elena and the Cruz de Mayo.

Year ended December 31, 2012

Net earnings were $30,475,744 ($0.33 per share basic) for 2012, compared with $9,456,419 ($0.12 per share basic) in 2011. The significant increase in net earnings is driven by continued improvements in operating performance since commercial production was declared during the second quarter of 2011.

Revenues from silver and gold sales totalled $70,520,085 (2011 – $41,870,124) for 2012, which includes $63,456,934 (2011 - $31,839,825) received on a cash basis, $4,448,553 (2011 – $13,081,984) of non-cash revenues due to adjustments to gold spot market prices related to Hedging Facility deliveries and $2,614,598 (2011 - $1,804,352) related to amortization of deferred revenues associated with the Sandstorm Agreement.

SilverCrest sold 588,312 ounces of silver (2011 – 344,724), 71% higher than 2011 at average realized prices of $32 (2011 - $35) per ounce. SilverCrest sold 34,834 ounces of gold (2011 – 23,962), 45% higher than 2011. The Company sold 21,383 ounces of gold (2011 – 400) at market spot realized price of $1,703 (2011 - $1,744) per ounce. The Company delivered 6,484 ounces of gold (2011 – 18,769) into the Hedging Facility at $926.50 per ounce before it was fully settled in November, and delivered 6,967 ounces of gold (2011 – 4,793) to Sandstorm at $350 per ounce.

Non-cash gold revenues totalled $7,063,151 (2011 - $14,886,336). Gold delivered into the Hedging Facility totalled 6,484 ounces (2011 – 18,769) at an average realized price of $925 (2011 – $926). The non cash amount reported of $4,448,553 (2011 – $13,081,984) represents the difference between the market spot price at the date of delivery for gold (at an average realized price of $1,611 (2011 - $1,588) per ounce) and the hedge price of $926.50 per ounce settled. Amortization of deferred revenue associated with the Sandstorm Agreement was $2,614,598 (2011 - $1,804,352).

Cost of sales amounted to $18,307,681 (2011 - $9,526,888). Cash cost per silver equivalent ounce sold amounted to $7.39, Au:Ag 54.3:1 (2011 - $6.07, (Au:Ag 50.4:1), Corporate market guidance for 2012 was $8.20 per silver equivalent ounce, (Au:Ag 55:1)).  (This is a NON-IFRS Performance Measure). General and administrative expenses increased to $5,568,582 (2011 - $4,093,438) primarily from increased compensation and bonuses for management and employees, additional fees for listing on NYSE MKT (trading commenced in August, 2012) and the TSX-V as well as  greater attendance at tradeshows, conferences and investor presentations in Europe and throughout North America. Cash cost per silver equivalent ounce sold for the year of $7.39 was approximately 10% better than market guidance of $8.20.

Loss on derivative instruments amounted to $3,839,146 (2011 – $11,497,957).  With the Hedging Facility now fully repaid, this non-cash adjustment will be eliminated in future reporting periods.

Current income tax expense amounted to $4,156,000 (2011 – $985,000), which relates to the estimate of annual tax payable from Santa Elena operations. SilverCrest has prepaid $1,841,000 in cash, and $2,315,000 by offset of Mexican value added tax receivable. There was no outstanding tax payable at December 31, 2012. Deferred tax expense increased to $1,261,000 (2011 - $364,000) primarily from recognizing an income tax deduction on exploration drilling and related costs incurred in 2012 at Santa Elena and Cruz de Mayo.

Exchange gain (loss) on translation to US Dollars amounted to $561,523 (2011 – ($1,022,390)), due to the strength in 2012, of the Canadian dollar against the US dollar. The value of the Company’s Canadian assets were translated at US$1.00 = CAD$1.0167 at December 31, 2011, and US$1.00 = CAD$0.9949 at December 31, 2012.

NON-IFRS PERFORMANCE MEASURES

The discussion of financial results in this press release includes reference to cash operating cost per silver equivalent ounce sold which is a non-IFRS performance measure. The Company provides this measure to provide additional information regarding the Company's financial results and performance. Please refer to the Company's MD&A for the year ended December 31, 2012, for a reconciliation of this measure to reported IFRS results.

OUTLOOK FOR 2013

For 2013, SilverCrest’s immediate focus is to continue to efficiently operate its flagship Santa Elena low cost open pit silver and gold mine, complete the construction of a new 3,000 tonne per day mill facility on schedule and on budget, announce the revised Santa Elena Resources, Reserves and Life of Mine Plan (“LOMP”) and to rapidly advance the delineation of a large polymetallic deposit at the La Joya Property by completing a Preliminary Economic Assessment (“PEA”) and further definition drilling of the 198 million ounce silver equivalent resource. Specific corporate targets are as follows:

Santa Elena Open Pit Production Targets

•	Estimated annual production of 625,000 ounces of silver and 33,000 ounces of gold (2.4 million ounces of silver equivalent, Ag:Au 55:1).
•	Estimated annual operating costs of $20.7 million.
●	Estimated cash operating cost of $8.50 per ounce silver equivalent sold (Ag:Au 55:1).
●	Estimated operational sustaining capital expenditure of $1.0 million.

Santa Elena Expansion Targets

•	Complete construction of new conventional 3,000 tpd CCD processing facility on schedule (Q1-2014) and on budget ($53.2 million).
•	Complete underground development of main ramp that will enable physical access to ore underground for direct mill feed commencing in H2-2014. Budget for 2013 is $7.8 million.
•	Complete Pre-Feasibility Study on the Expansion Plan (mill, underground and re-processing leach pad material) including Resource, Reserve and LOMP revisions for filing in Q2-2013.
•	Complete Detailed Engineering on the Expansion Plan in Q2-2013.
•	Complete surface drilling of approximately 15,000 metres to expand additional resources - Capital assigned for 2013 is $3.2 million.

La Joya Project Targets

●	File Updated Resource Estimate NI43-101 Technical Report in Q1 2013.
●	Complete and File a PEA NI43-101 Technical Report evaluating the high grade portion of the deposit as a potential “Starter” Pit.
●	Complete Phase III drilling program of approximately 80 holes: core (60) and reverse circulation (20) drill holes for in-fill and expansion of current resources. Budget for 2013 is $6 million.
●	Complete final staged payments under the La Joya agreements to acquire 100 % of the mineral concessions under agreement for purchase and sale.
●	Continue to explore the Coloradito, La Esperanza and Santo Nino targets which are adjacent to the Main Mineralized Trend.
●	Explore newly defined geophysical targets; La Paloma and El Pino within the current land position.

The Qualified Person under National Instrument (NI 43-101) Standards of Disclosure for Mineral Projects for this News Release is N. Eric Fier, CPG, P.Eng, and Chief Operating Officer for SilverCrest Mines Inc., who has reviewed and approved its contents.

SilverCrest Mines Inc. (TSX-V: SVL; NYSE MKT: SVLC) is a Canadian precious metals producer headquartered in Vancouver, BC. SilverCrest’s flagship property is the 100%-owned Santa Elena Mine, located 150 km northeast of Hermosillo, near Banamichi in the State of Sonora, México. The mine is a high-grade, epithermal gold and silver producer, with an estimated life of mine cash cost of US$8 per ounce of silver equivalent (55:1 Ag: Au). SilverCrest anticipates that the 2,500 tonnes per day facility should recover approximately 4,805,000 ounces of silver and 179,000 ounces of gold over the life of the current open pit at the Santa Elena Mine. A three year Expansion Plan is well underway to double metals production at the Santa Elena Mine (open pit, underground and re-processing leach pad). Exploration programs have rapidly advanced the definition of a large polymetallic deposit at the La Joya property in Durango State where current reported Inferred Resources are 198 million silver equivalent ounces.

FORWARD-LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of Canadian securities legislation and the United States Securities Litigation Reform Act of 1995. Such forward-looking statements concern the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future.  These statements relate to analyses and other information that are based on expectations of future performance, including silver and gold production and planned work programs. Statements concerning reserves and mineral resource estimates may also constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered if the property is developed and, in the case of mineral reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements, including, without limitation: risks related to precious and base metal price fluctuations; risks related to fluctuations in the currency markets (particularly the Mexican peso, Canadian dollar and United States dollar); risks related to the inherently dangerous activity of mining, including conditions or events beyond our control, and operating or technical difficulties in mineral exploration, development and mining activities; uncertainty in the Company’s ability to raise financing and fund the exploration and development of its mineral properties; uncertainty as to actual capital costs, operating costs, production and economic returns, and uncertainty that development activities will result in profitable mining operations; risks related to reserves and mineral resource figures being estimates based on interpretations and assumptions which may result in less mineral production under actual conditions than is currently estimated and to diminishing quantities or grades of mineral reserves as properties are mined; risks related to governmental regulations and obtaining necessary licenses and permits; risks related to the business being subject to environmental laws and regulations which may increase costs of doing business and restrict our operations; risks related to mineral properties being subject to prior unregistered agreements, transfers, or claims and other defects in title; risks relating to inadequate insurance or inability to obtain insurance; risks related to potential litigation; risks related to the global economy; risks related to the Company’s status as a foreign private issuer in the United States; risks related to all of the Company’s properties being located in Mexico and El Salvador, including political, economic, social and regulatory instability; and risks related to officers and directors becoming associated with other natural resource companies which may give rise to conflicts of interests. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward-looking statements.  The Company’s forward-looking statements are based on beliefs, expectations and opinions of management on the date the statements are made.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

The information provided in this news release is not intended to be a comprehensive review of all matters and developments concerning the Company. It should be read in conjunction with all other disclosure documents of the Company. The information contained herein is not a substitute for detailed investigation or analysis. No securities commission or regulatory authority has reviewed the accuracy or adequacy of the information presented.

“J. Scott Drever”
Contact:           Fred Cooper
Telephone:      (604) 694-1730 ext. 108
Fax:                   (604) 694-1761
Toll Free:          1-866-691-1730
Email:               info@silvercrestmines.com
Website:          www.silvercrestmines.com
Suite 501 - 570 Granville Street
Vancouver, BC Canada V6C 3P1

J. Scott Drever, President SILVERCREST MINES INC.

Neither TSX Venture Exchange nor its Regulation Services Provider (as defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.